FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2005

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on September 30, 2005

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of September 30, 2005 and for the three-month and nine-month periods then ended

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have reviewed the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries as of September 30, 2005 and the consolidated statements of income, changes in shareholders' equity and cash flows for the three-month and nine-month periods ended September 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these consolidated financial statements based on our review.

2. The financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) as of September 30, 2004 and 2005, and for the three-month and nine-month periods then ended, have been reviewed by other auditors whose review report dated October 18, 2004 and October 19, 2005, respectively, has been furnished to us. In the consolidated financial statements of the Company and its subsidiaries, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share of the net income in this entity amount to approximately S/1,511.7 million as of September 30, 2005 (S/1,139.9 million as of September 30, 2004) and to S/457.6 million for the nine-month period then ended (S/392.1 million for the nine-month period ended September 30, 2004).

3. We conducted our review in accordance with International Standard on Review Engagement 2400. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquire of company personnel and analytical procedures applied to consolidated financial data and thus provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an opinion.

4. Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles in Peru.

5. Effective January 1, 2005 with the purpose of adopting international industry practices, the Company modified its accounting policy for recording the stripping costs, see Note 7. In addition, it suspended the restatement of the financial statements to recognize the inflation effect, see Note 1(a).

6. We have previously audited, in accordance with generally accepted auditing standards in Peru, the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended. Our report dated February 18, 2005 expressed an unqualified opinion on those consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

October 19, 2005

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 (audited) and September 30, 2005 (unaudited)
	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)

Assets

Current assets

Cash and cash equivalents	3	614,862	271,236	81,087

Investment funds	4	86,971	52,011	15,549

Trade accounts receivable		97,061	67,360	20,138

Other accounts receivable, net		12,223	11,505	3,439

Accounts receivable from affiliates	13(a)	46,078	43,104	12,886

Inventories, net	5	69,353	87,747	26,232

Current portion of prepaid tax and expenses		40,471	37,925	11,338
		_________	_________	_________
Total current assets		967,019	570,888	170,669

Long - term accounts receivable		4,574	5,081	1,519

Prepaid tax and expenses		14,059	15,874	4,746

Investments in shares	6	1,531,372	2,641,186	789,592

Mining rights, property, plant and equipment, net		452,214	436,096	130,372

Development costs, net		143,258	160,602	48,013

Deferred stripping costs	7	56,056	-	-

Mining concessions and goodwill, net		157,544	141,079	42,176

Deferred income tax and workers' profit sharing asset, net	12	245,299	310,033	92,686
		_________	_________	_________

Total assets		3,571,395	4,280,839	1,279,773
		_________	_________	_________

	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 2)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	8	13,150	31,443	9,400
Trade accounts payable		61,188	40,734	12,178
Other current liabilities		142,696	139,892	41,821
Derivative instruments	14(a)	70,927	47,028	14,059
Current portion of long-term debt	9	36,332	8,191	2,449
Deferred income from sale of future production	14(b)	74,937	107,779	32,221
		_________	_________	_________
Total current liabilities		399,230	375,067	112,128

Other long-term liabilities		74,030	82,301	24,604
Derivative instruments	14(a)	267,852	125,832	37,618
Long-term debt	9	15,031	8,819	2,636
Deferred income from sale of future production	14(b)	568,772	640,561	191,498
		_________	_________	_________
Total liabilities		1,324,915	1,232,580	368,484
		_________	_________	_________
Minority interest		66,347	49,527	14,806
		_________	_________	_________
Shareholders' equity, net	10
Capital stock, net of treasury shares of S/49,659,000 in 2004 and 2005		596,755	596,755	178,402
Investment shares, net of treasury shares of S/66,000 in 2004 and S/127,000 in 2005		1,683	1,622	485
Additional paid-in capital		610,659	609,734	182,282
Legal reserve		129,276	129,276	38,648
Other reserves		923	923	276
Retained earnings		734,059	1,271,095	379,999
Cumulative translation loss		(148,513)	(118,701)	(35,486)
Cumulative unrealized gain on investments in shares carried at fair value, note 6(d)		256,331	508,028	151,877
Deferred income from sale of future production of subsidiary		(1,040)	-	-
		_________	_________	_________
Total shareholders' equity, net		2,180,133	2,998,732	896,483
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,571,395	4,280,839	1,279,773
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month and nine-month periods ended September 30, 2004 and 2005
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			________________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)

Operating revenues
Net sales	200,246	209,818	62,726	637,625	661,475	197,750
Realized revenue from sale of future production, note 14(b)	16,353	23,602	7,056	47,292	65,283	19,517
Royalties income, note 13 (b)	31,958	34,622	10,350	92,256	98,546	29,461
	________	________	________	_________	________	__________
Total revenues	248,557	268,042	80,132	777,173	825,304	246,728
	_________	_________	_________	_________	_________	__________
Costs of operation
Operating costs	77,561	78,042	23,331	248,024	252,796	75,574
Exploration and development costs in operational mining sites	30,316	32,243	9,639	81,571	94,632	28,291
Amortization and depreciation	12,246	17,255	5,158	37,981	48,593	14,527
	________	________	________	_________	_________	__________
Total costs of operation	120,123	127,540	38,128	367,576	396,021	118,392
	_________	_________	_________	________	_________	__________
Gross margin	128,434	140,502	42,004	409,597	429,283	128,336
	_________	_________	_________	_________	_________	__________
Operating expenses
General and administrative	18,472	33,677	10,068	57,091	73,434	21,953
Exploration costs in non-operational mining sites	37,728	22,368	6,687	69,699	63,159	18,882
Royalties to third parties	5,132	5,432	1,624	16,365	18,591	5,558
Amortization of mining concessions and goodwill	3,044	3,819	1,142	9,127	11,454	3,424
Selling	4,093	4,133	1,236	12,846	11,307	3,380
Royalties to Peruvian Government	-	4,723	1,412	-	8,415	2,516
	_________	_________	_________	_________	_________	__________
Total operating expenses	68,469	74,152	22,169	165,128	186,360	55,713
	_________	_________	_________	_________	_________	__________
Operating income	59,965	66,350	19,835	244,469	242,923	72,623
	_________	_________	_________	_________	_________	__________
Other income (expenses), net
Share in affiliated companies, net, note 6(b)	120,834	156,421	46,763	386,105	444,835	132,985
Dividends, note 6(e)	-	-	-	4,871	43,892	13,122
Interest income	4,471	2,266	677	9,316	11,002	3,289
Exchange difference gain, net	-	2,118	633	-	39	11
Loss from change in the fair value of derivative instruments, note 14(a)	(55,133)	(39,814)	(11,903)	(1,551)	(28,373)	(8,482)
Loss from exposure to inflation	(7,505)	-	-	(21,851)	-	-
Interest expense	(609)	(1,481)	(443)	(9,566)	(4,422)	(1,322)
Other, net	(2,191)	(8,164)	(2,440)	(12,643)	(16,980)	(5,077)
	_________	_________	_________	_________	_________	__________
Total other income (expenses), net	59,867	111,346	33,287	354,681	449,993	134,526
	_________	_________	_________	_________	_________	__________

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			______________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)

Income before workers' profit sharing, income tax, minority interest and cumulative effect of change in accounting basis	119,832	177,696	53,122	599,150	692,916	207,149
Workers' profit sharing, note 12	(3,887)	(3,786)	(1,132)	(11,288)	(2,024)	(605)
Income tax, note 12	(24,810)	(25,282)	(7,558)	(63,621)	(36,784)	(10,997)
	_________	_________	_________	_________	_________	_________
Income before minority interest and cumulative effect of change in accounting basis	91,135	148,628	44,432	524,241	654,108	195,547
Minority interest	5,219	(12,430)	(3,716)	(21,185)	(32,268)	(9,646)
	_________	_________	_________	_________	_________	_________
Income before cumulative effect of change in accounting basis	96,354	136,198	40,716	503,056	621,840	185,901
Cumulative effect of change in accounting basis, note 7	-	-	-	-	(10,416)	(3,114)
	_________	_________	_________	_________	_________	_________

Net income	96,354	136,198	40,716	503,056	611,424	182,787
	_________	_________	_________	________	_________	_________

Basic and diluted earnings per share before cumulative effect of change in accounting basis, stated in Peruvian Nuevos Soles and U.S. dollars, note 15	0.76	1.07	0.32	3.95	4.89	1.46
Cumulative effect of change in accounting basis, note 7	-	-	-	-	(0.08)	(0.02)
	_________	_________	_________	_________	_________	_________
Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars, note 15	0.76	1.07	0.32	3.95	4.81	1.44
	_________	_________	_________	_________	_________	_________
Weighted average number of shares outstanding, note 15	127,236,219	127,227,719	127,227,719	127,236,219	127,227,719	127,227,719
	_________	_________	_________	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. y subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the three-month and nine-month periods ended September 30, 2004 and 2005
	Capital stock, net of treasury shares		Investment shares	Additional paid-in capital	Legal reserve	Other reserves	Retained earnings	Cumulative translation loss	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Deferred income from sale of future production of subsidiary	Total
	__________________________
	Number of shares	Common shares
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2004	126,879,832	596,755	1,683	610,659	99,286	-	217,887	(29,395)	209,175	(6,344)	-	1,699,706
Declared and paid dividends, note 10(e)	-	-	-	-	-	-	(71,866)	-	-	-	-	(71,866)
Gain in the fair value of investments in Sociedad Minera Cerro Verde S.A. shares, note 6(d)	-	-	-	-	-	-	-	-	58,401	-	-	58,401
Gain in the fair value of derivative instruments classified as hedging instruments held by subsidiary El Brocal, note 14(a)	-	-	-	-	-	-	-	-	-	2,584	-	2,584
Transfer to legal reserve	-	-	-	-	29,990	-	(29,990)	-	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A, notes 6(f) and 10(f)	-	-	-	-	-	-	-	(97,387)	-	-	-	(97,387)
Net income	-	-	-	-	-	-	503,056	-	-	-	-	503,056
	___________	__________	________	________	________	________	________	________	________	________	________	________

Balance as of September 30, 2004	126,879,832	596,755	1,683	610,659	129,276	-	619,087	(126,782)	267,576	(3,760)	-	2,094,494
	___________	__________	________	________	________	________	________	________	________	_________	________	________

Balance as of January 1st, 2005	126,879,832	596,755	1,683	610,659	129,276	923	734,059	(148,513)	256,331	-	(1,040)	2,180,133
Declared and paid dividends, note 10(e)	-	-	-	-	-	-	(74,388)	-	-	-	-	(74,388)
Gain in the fair value of investments in Sociedad Minera Cerro Verde S.A. shares, note 6(d)	-	-	-	-	-	-	-	-	251,697	-	-	251,697
Realized revenue from sale of future production of subsidiary El Brocal	-	-	-	-	-	-	-	-	-	-	1,040	1,040
Investment shares acquired by Subsidiary		-	(61)	(925)	-	-	-	-	-	-	-	(986)
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A, notes 6(f) and 10(f)	-	-	-	-	-	-	-	29,812	-	-	-	29,812
Net income	-	-	-	-	-	-	611,424	-	-	-	-	611,424
	___________	__________	________	________	________	________	________	________	________	________	________	________

Balance as of September 30, 2005	126,879,832	596,755	1,622	609,734	129,276	923	1,271,095	(118,701)	508,028	-	-	2,998,732
	___________	__________	________	________	________	________	________	________	________	________	________	________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month and nine-month periods ended September 30, 2004 and 2005
	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_____________________________			_____________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating activities
Collection from customers	241,891	253,467	75,775	666,037	691,176	206,630
Collection of dividends	73,338	43,645	13,048	262,373	172,825	51,667
Collection of royalties	28,907	30,450	9,103	87,877	100,955	30,181
Collection of interest	4,091	1,673	500	7,792	9,556	2,857
Payments to suppliers and third parties	(71,109)	(97,540)	(29,160)	(270,498)	(318,206)	(95,129)
Payments of exploration expenditures	(58,142)	(40,575)	(12,130)	(119,818)	(127,871)	(38,227)
Payments to employees	(33,862)	(35,409)	(10,586)	(98,368)	(120,111)	(35,908)
Payments of income tax	(26,936)	(16,673)	(4,984)	(53,023)	(62,517)	(18,690)
Payments of royalties	(5,150)	(8,458)	(2,529)	(18,893)	(30,479)	(9,113)
Payments of interest	(1,204)	(1,481)	(443)	(4,692)	(4,422)	(1,322)
	_________	_________	_________	_________	_________	_________
Net cash provided by operating activities	151,824	129,099	38,594	458,787	310,906	92,946
	_________	_________	_________	_________	_________	_________
Investing activities
Decrease (increase) of investment fund	-	-	-	(34,735)	38,869	11,620
Decrease on time deposits in local currency	-	10,395	3,108	-	24,255	7,251
Proceeds from sale of plant and equipment	447	-	-	1,832	1,372	410
Purchase of investments in shares	-	(8,392)	(2,509)	(1,263)	(512,432)	(153,193)
Development expenditures	(20,913)	(12,727)	(3,805)	(51,792)	(37,817)	(11,306)
Purchase of plant and equipment	(30,935)	(15,679)	(4,687)	(67,303)	(37,253)	(11,137)
Payments from derivative instruments settled, net	(7,811)	(4,372)	(1,307)	(60,949)	(17,579)	(5,255)
	_________	_________	_________	_________	_________	_________
Net cash used in investing activities	(59,212)	(30,775)	(9,200)	(214,210)	(540,585)	(161,610)
	_________	_________	_________	_________	_________	_________
Financing activities
Increase (decrease) of bank loans, net	(15,451)	(33,065)	(9,885)	(44,152)	19,049	5,695
Payments of long-term debt	(5,661)	(11,651)	(3,483)	(6,480)	(34,353)	(10,270)
Payments of dividends	-	-	-	(71,866)	(74,388)	(22,239)
	_________	_________	_________	_________	_________	_________
Net cash used in financing activities	(21,112)	(44,716)	(13,368)	(122,498)	(89,692)	(26,814)
	_________	_________	_________	_________	_________	_________
Net increase (decrease) in cash during the period	71,500	53,608	16,026	122,079	(319,371)	(95,478)
Cash and cash equivalents at beginning of period	449,130	217,628	65,060	398,551	590,607	176,564
	_________	_________	_________	_________	_________	_________

Cash and cash equivalents at period-end	520,630	271,236	81,086	520,630	271,236	81,086
	_________	_________	_________	_________	_________	_________

	For the three-month periods ended September 30,			For the nine-month periods ended September 30,
	_______________________________			_______________________________
	2004	2005	2005	2004	2005	2005
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Reconciliation of net income to net cash provided by operating activities
Net income	96,354	136,198	40,716	503,056	611,424	182,787
Add (deduct)
Amortization and depreciation	13,031	17,520	5,238	39,218	49,389	14,765
Minority interest	(5,219)	12,430	3,716	21,185	32,268	9,646
Loss (gain) from change in the fair value of derivative instruments	55,133	39,814	11,903	(35,323)	28,373	8,482
Amortization of development cost in operating mining unit	11,805	6,475	1,936	31,134	22,061	6,595
Officers' compensation (*)	-	14,380	4,299	2,095	14,380	4,299
Amortization of mining concessions and goodwill	3,044	3,819	1,142	9,127	11,454	3,424
Cumulative effect of change in accounting basis	-	-	-	-	10,416	3,114
Obsolescence supplies reserves	-	4,180	1,250	-	4,180	1,250
Accretion expense	627	2,152	643	3,517	4,100	1,226
Development costs write-off	-	-	-	-	2,382	712
Net cost of retired plant and equipment	3,382	361	108	3,564	1,002	300
Exchange difference gain, net	-	(2,118)	(633)	-	(39)	(11)
Loss (gain) in the fair value of investment fund	(594)	(1,397)	(418)	4,874	(2,975)	(889)
Expenses (income) for deferred income tax and workers' profit sharing	10,594	882	263	27,005	(44,561)	(13,322)
Realized deferred income from sale of future production	(16,353)	(23,602)	(7,056)	(47,292)	(65,283)	(19,517)
Income from share in affiliated companies, net of dividends received	(47,497)	(112,776)	(33,715)	(128,603)	(315,902)	(94,440)
Loss from exposure to inflation	7,505	-	-	21,851	-	-
Income from sale of plant and equipment	(173)	-	-	(1,148)	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	36,610	40,547	12,122	30,325	32,852	9,821
Inventories	(13,409)	(7,870)	(2,353)	(15,405)	(16,384)	(4,898)
Prepaid tax and expenses	(8,554)	63,944	19,116	(22,091)	(4,202)	(1,256)
Increase (decrease) of operating liabilities -
Trade accounts payable and other liabilities	5,538	(65,840)	(19,683)	11,698	(64,029)	(19,142)
	________	________	________	________	________	________
Net cash provided by operating activities	151,824	129,099	38,594	458,787	310,906	92,946
	________	________	________	________	________	________
Transaction which do not affect cash flow
Liabilities transfer of derivative instruments to deferred income from sale of future production	-	-	-	-	172,540	51,581
	________	________	________	________	________	________

(*) Related to an allowance recognition about an officer's compensation program until the year 2012. See note 19(b) in the consolidated Audit Report as of December 31, 2004.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements (unaudited)

As of September 30, 2004 and 2005

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the accounting records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"). Until December 31, 2004, these financial statements were maintained in nominal Peruvian currency and adjusted to reflect changes In the National Wholesale Price Level Index (IPM). According to such index, prices increased 4.9 percent during the nine-month period ended September 30, 2004.

Effective year 2005, through Resolution No.031-2004-EF/93.01 enacted on May 18, 2004, the Peruvian Accounting Standards Board suspended the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 have been considered as initial balances as of January 1, 2005.

For comparative purposes, figures presented in the consolidated financial statements for the three-month and nine-month periods ended September 30, 2004 have been inflation adjusted to reflect the change in the National Wholesale Price Index (IPM) as of December 31, 2004.

(b) The criteria and accounting basis by Management in the accompanying interim consolidated financial statements preparation, which should be read together with the 2004 consolidated audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements. Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly, actual results may differ from those presented in this report.

(c) With the purpose of improving the presentation of the consolidated statement of income, the Company has made the following reclassifications in the three-month and nine-month periods ended September 30, 2004:

- The amortization of mining concessions and goodwill of S/3,044,000 and S/9,127,000 for the three-month and nine-month periods ended September 30, 2004, respectively, which used to be presented as other income (expenses), net are currently presented as an operating expense.

- The realized deferred income from sale of future production by S/16,353,000 and S/47,292,000 for the three-month and nine-month periods ended September 30, 2004, respectively, which used to be presented as other income (expenses), net have been reclassified to operating revenues.

  The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	________________________________________________
	December 31, 2004		September 30, 2005
	_______________________		_______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Extraction, concentration and commercialization of dore and concentrates. Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Yanacocha, Buenaventura, and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-	Currently is engaged in the exploration of polymetallic ores.

Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Provides electric power.

Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.90	-	61.42	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

Minera La Zanja S.R.L.	53.06	-	53.06	-	Prospect ion, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

Minera Minasnioc S.A.C.	30.00	-	60.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

2. Convenience translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the reader's convenience, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at September 30, 2005 (S/3.345 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other exchange rate.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31, 2004	As of September 30, 2005
	S/(000)	S/(000)

Cash	2,893	2,079
Demand deposit and saving accounts	108,102	48,835
Time deposits in foreign currency (b)	479,612	220,322
	_________	_________
Cash balances included in the Consolidated Statements of Cash Flows	590,607	271,236
Time deposits in local currency with an original maturity of more than 90 days	24,255	-
	_________	_________

	614,862	271,236
	_________	_________

(b) As of September 30, 2005, this caption includes mainly deposits by US$63,000,000. These time deposits earn interest rates ranging from 3.44% to 3.72%, and have maturities from 31 to 90 days.

4. Investment funds

As of September 30, 2005 and December 31, 2004, this caption includes variable investment funds under the administration of Compass Group Sociedad Administradora de Fondos de Inversión S.A. These investments are carried at fair value.

During the first quarter of 2005, the Company canceled two of its investment funds receiving S/38,869,000 for this.

5. Inventories, net

This item is made up as follows:

	As of December 31, 2004	As of September 30, 2005
	S/(000)	S/(000)

Spare parts and supplies	54,311	54,261
Finished products	6,975	29,279
Products in process	17,574	16,531
	_________	_________
	78,860	100,071

Slow moving and obsolescence supplies reserve	(9,507)	(12,324)
	_________	_________

	69,353	87,747
	_________	_________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

6. Investments in shares

(a) This item is made up as follows:

	Equity ownership		Amount
	__________________________		_________________________
	As of December 31, 2004	As of September 30, 2005	As of December 31, 2004	As of September 30, 2005
	%	%	S/(000)	S/(000)
Investments carried at fair value
Sociedad Minera Cerro Verde S.A. (c), (d) and (e)	9.17	18.235	270,625	1,028,229
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Other			925	921
			_________	_________
			273,757	1,031,357
			_________	_________

Equity method investments
Minera Yanacocha S.R.L.:	43.65	43.65
Equity share (f)			1,152,188	1,511,672
Amount paid over book value (g)			103,866	96,688
			_________	_________
			1,256,054	1,608,360
Other			1,561	1,469
			_________	_________
			1,257,615	1,609,829
			_________	_________

			1,531,372	2,641,186
			_________	_________

The amount of equity participation in Minera Yanacocha S.R.L. (hereinafter, "Yanacocha") has been determined from the financial statements as of December 31, 2004 (audited) and September 30, 2005 (unaudited).

(b) The detail of share in the results of affiliated companies is:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_____________________________		_____________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	120,746	161,193	385,587	451,427
Other	88	(4,772)	518	(6,592)
	_________	_________	_________	_________
	120,834	156,421	386,105	444,835
	_________	_________	_________	_________

Sociedad Minera Cerro Verde S.A.

(c) On March 16, 2005, Buenaventura, the Sumitomo Group, Phelps Dodge Corporation, Cyprus Amax Minerals Company, Cyprus Metals Company, Cyprux Climax Metals Company and Sociedad Minera Cerro Verde S.A.A. (hereafter, "Cerro Verde") entered into an agreement whereby, subject to certain closing conditions, Buenaventura could increase its ownership interest in Cerro Verde up to 20 percent and the Sumitomo Group could acquire an ownership interest in Cerro Verde between 21 and 25 percent.

The shareholders' meeting of Cerro Verde held on April 18, 2005 agreed to increase the capital stock by US$440 million with the purpose of financing a primary sulfide project which investment requires US$ 850 million. This capital increase permitted Buenaventura to increase its participation and incorporate the Sumitomo Group as a new shareholder of Cerro Verde. At the end of the capital increases process, Buenaventura subscribed 42,925,975 shares through the payment of US$154.8 million, increasing is interest from 9.17 percent to 18.214 percent.

In July and August 2005, Buenaventura acquired 9,375 and 65,000 shares at unit values of US$3.98 and US$4.21, respectively. As a result of these transactions, its equity ownership increased to 18.235 percent.

(d) During the nine-month period ended September 30, 2005, the Company recorded an increase its investment by S/251,697,000 and credited the shareholders' equity by the same amount to carry the investment in Cerro Verde to its fair value as of September 30, 2005 (increase of the investment by S/58,401,000 during the nine- month period ended September 30, 2004 and credit to the shareholders' equity).

(e) During the nine-month period ended September 30, 2005, the Company received cash dividends from Cerro Verde by S/43,892,000 (S/4,871,000 during the nine-month period ended September 30, 2004). Such revenues are presented in the Dividends caption of the Consolidated Statements of Income.

Minera Yanacocha S.R.L.
    The movement of the equity investment in Yanacocha is as follows:

	For the three-month periods ended September 30,		For the nine-month periods Ended September 30,
	_____________________________		_____________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Yanacocha's equity at beginning of year	2,621,622	3,119,414	2,546,419	2,666,367
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Company's participation in Yanacocha's equity as of January 1st	1,144,338	1,361,624	1,111,512	1,163,869
Elimination of intercompany gains (i)	(9,516)	(11,031)	(10,122)	(11,681)
	_________	_________	_________	_________
Balance of investment at beginning of period	1,134,822	1,350,593	1,101,390	1,152,188
Participation in Yanacocha's income	122,857	164,403	392,101	457,576
Dividends received, note 6(h)	(73,037)	(43,645)	(257,202)	(128,933)
Realization of intercompany gains (i)	365	379	971	1,029
Cumulative translation gain (loss)	(45,134)	39,942	(97,387)	29,812
	_________	_________	_________	_________

Balance at period-end	1,139,873	1,511,672	1,139,873	1,511,672
	_________	_________	_________	_________

(i) Buenaventura is recognizing, as an increase in the share of affiliated companies, the related inter-company gains generated in past years for the sale of long-lived assets, as Yanacocha depreciates and amortizes the acquired assets. For presentation purposes, the inter-company gains, not recognized by the Company, are presented net of the investment in Yanacocha.

The net increase in the participation in Yanacocha's net income during the nine-month period ended as of September, 2005 compared to the same period as of 2004 is mainly due to increased sales of Yanacocha (price and volume), offset by a slight increase in the cash cost per ounce of gold sold. In addition, this participation is reduced as a consequence of the exchange rate used to convert into Nuevos Soles the participation in Yanacocha's results, reported in U.S. Dollars (S/3.264 and S/3.450 per US$1 for the nine-month periods ended September 30, 2005 and 2004, respectively. The information related to Yanacocha's result is shown below:

Year	Sales	Gold average quotation	Quantity of ounces sold	Cash costs per ounce of gold sold
	US$(000)	US$	(in thousands)	US$

2004	882,103	403	2,191	150
2005	975,910	431	2,265	153

(g) The movement of the amount paid over book value of Yanacocha's shares, is as follows:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	__________________________		__________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Balance at beginning of period	108,866	100,277	113,875	103,866
Amortization	(2,476)	(3,589)	(7,485)	(7,178)
	_______	_______	_______	_______

Balance at period-end	106,390	96,688	106,390	96,688
	_______	_______	_______	_______

(h) Yanacocha represents the most significant investment of the Company. The Company's share of Yanacocha's income was significant as compared to Buenaventura's net income for the nine-month period ended September 30, 2004 and 2005. Presented below is selected information about Yanacocha:

Economic activity

Yanacocha is engaged in the exploration and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. As explained in note 1(d), the legal owner of the mineral rights on the mining concessions exploited by Yanacocha is S.M.R.L. Chaupiloma Dos de Cajamarca.

Summary financial information based on the Yanacocha's financial statements

Presented below is certain summary financial information extracted from the Yanacocha's financial statements and adjusted to conform to accounting practices and principles of the Company. For the reader's convenience, the US dollars amounts, Yanacocha's functional currency, have been converted into Peruvian Nuevos Soles at an actual exchange rate of financial statements.

Summary of Yanacocha's balance sheets data as of December 31, 2004 (audited) and September 30, 2005 (unaudited):

	2004	2005
	S/(000)	S/(000)

Total assets	3,965,037	4,648,316
Total liabilities	1,301,953	1,163,341
Shareholders' equity	2,663,084	3,484,975

Summary data from the Yanacocha statements of income for the three-month and nine-month periods ended September 30, 2005 and 2004 (unaudited), which represent 100 percent of the operations of Yanacocha:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	_________________________		__________________________
	2004	2005	2004	2005
	S/(000)	S/(000)	S/(000)	S/(000)

Total revenues	960,355	1,183,867	2,947,988	3,264,419
Operating income	388,476	582,931	1,227,139	1,553,338
Net income	255,439	401,358	861,203	1,072,648

Dividends declared and paid by Yanacocha -

Cash dividends paid by Yanacocha to Condesa were S/43,645,000 and S/128,933,000 for the three-month and nine-month periods ended September 30, 2005 (S/73,037,000 and S/257,202,000 for the three-month period and nine-month periods ended September 30, 2004).

Legal proceedings

See note 11 for information about Yanacocha's legal processes.

7. Deferred Striping Costs

Until December 31, 2004, with the intent to reasonably match revenues and current production costs, El Brocal was deferring certain costs incurred in the expansion of the Tajo Norte mining site. These costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock to access the ore body. Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral were deferred when the actual waste material extracted was higher than the estimate; likewise, these costs were amortized when actual waste mineral extraction was lower than the estimate.

Effective January 1, 2005, the subsidiary El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of the inventories produced. This accounting change allows that El Brocal adjusts to industry international practices.

The cumulative effect of this accounting basis, net of workers' profit sharing, income tax and minority interest, was a loss of S/10,416,000 which is separately presented in the consolidated statements of income. This accounting change had no effect on the consolidated financial statements for the three-month and nine-month periods ended September 30, 2004 due to the fact that the stripping costs incurred in such periods were treated as in the current period.

8. Bank loans

Bank loans, contracted in U.S. dollars, consist of:

	Annual interest rate	As of December 31, 2004	As of September 30, 2005
		S/(000)	S/(000)
Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	4.32%	-	16,725
Banco de Crédito del Perú	4.71%	9,521	9,701
Banco de Crédito del Perú	4.70%	-	5,018
Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas - BIF	4.45%	3,283	-
Other subsidiaries		346	-
		________	________
		13,150	31,444
		________	________

As of September 30, 2005 and December 31, 2004, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks. The loans obtained by El Brocal were guaranteed by the related shipments of concentrate inventories. The loan obtained by Inminsur does not have specific guarantees.

9. Long-term debt

(a) Long-term debt, denominated in U.S. dollars, is made up as follows:

Entity	Guarantee	Annual interest rate	Final maturity	As of December 31, 2004	As of September 30, 2005
				S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flows from collections of two clients.	Three-month libor plus 2.35% (6.37% as of September 30, 2005)	November 2009	12,147	10,520
Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flows from collections of two clients.	Three-month libor plus 3.75% (7.77% as of September 30, 2005)	June 2006	10,533	4,600
Banco de Crédito Leasing	Leased property.	5.00%	June 2007	1,037	753

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura.	4.5%	September 2005	22,981	-

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura.	Three-month libor plus 1.2% (3.76% as of December 31, 2004)	April 2005	4,323	-

Other				342	1,137
				_________	_________
				51,363	17,010

Less - Current portion				(36,332)	(8,191)
				_________	_________

Long - term portion				15,031	8,819
				_________	_________

(b) The long-term debt maturity schedule for the next years is as follows:

Year ended September 30,	Amount
S/(000)

2006	890
2007	2,979
2008	2,475
2009	2,475
_________

8,819
_________

(c) The financing contract that El Brocal entered with BBVA Banco Continental has clauses that require the annual compliance of certain financial indicators. Management of El Brocal expects to comply with these indicators as of December 31, 2005.

10. Shareholders' equity

(a) Capital stock -

As explained in note 2(t) of the consolidated audit report as of December 31, 2004, the nominal value restated by inflation of the treasury shares is presented net from the capital stock. The detail of the capital stock as of September 30, 2005 follows:

	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	__________	_________	_________	_________

	126,879,832	507,519	89,236	596,755
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/96,634,000.

(b) Investment shares -

As explained in note 2(t) of the consolidated audit report as of December 31, 2004, the nominal value restated by inflation of the investment shares held in treasury is presented net from the investment shares. The detail of the investment shares as of September 30, 2005:

	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(30,988)	(124)	(3)	(127)
	__________	_________	_________	_________
	341,332	1,365	257	1,622
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/260,000.

(c) Additional paid - in capital -

The additional paid - in capital of the Company includes the following as of September 30, 2005:

- The premium received on the issuance of Series B common shares for S/546,835,000.

- The income from the sale of ADR for S/30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/32,613,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The information about declared dividends as of September 30, 2005 and 2004:

Meeting/Board session	Date	Declared dividends	Dividends per share
		S/	S/
Dividends 2004
Mandatory Annual Shareholders' meeting	March 26, 2004	77,823,000	0.57
		_________
Dividends 2005
Mandatory Annual Shareholders' meeting	March 31, 2005	80,622,000	0.58
		_________

The declared dividends in the consolidated statements of changes in shareholders' equity are presented net of the dividends by S/6,234,000, declared and paid in favor of the subsidiary Condesa during the nine-month period ended September 30, 2005 (S/5,957,000 in the nine-month period ended September, 2004). The declared dividends in the first quarter of 2005 were available to the stakeholders in April 2005.

(f) Cumulative translation loss -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) of the consolidated audited report as of December 31, 2004, when translating the financial statements of Yanacocha from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the investment of Buenaventura is disposed of. The translation gain for the nine-month period ended September, 2005 amounted to S/29,812,000 (loss by S/97,387,000 for the nine-month period ended September 30, 2004).
See note 6(f).

11. Legal proceedings

Legal processes of Buenaventura

As indicated in the note 37(c) of the consolidated audit report as of December 31, 2004, Buenaventura and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were seeded in a legal action in the Federal Court of the United Stated of America - Tenth Circuit (Colorado) with a French citizen that informed that he was affected by the revocation of BRGM, Mine Or and their related entities (SCRCM) over preferential rights on the shares of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN.

On March 16, 2005 all the involved parts reached to an extrajudicial agreement. As a consequence of this agreement, the demand, pending of motion at the Federal Court of the United States of America - Tenth Circuit and subsequently dismissed by the District Court, was filed definitively.

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

Legal processes of Yanacocha

Mercury spill in Choropampa -

In June, 2000 a Yanacocha's contractor spilled approximately 11 liters of mercury nearby Choropampa, located at 84.8 kilometers from Yanacocha. As a result of the accident, September 10, 2001, 900 Peruvian citizens sue Yanacocha and other persons involved at the District Court of the state of Colorado, United States of America (hereinafter "the Court"). The plaintiffs demand compensations by the damages originated by this spill. In May 22, 2002 the Court misestimated the demand, which was ratified later in June 30, 2002. The plaintiffs appealed this resolution.

In July 2002, a new demand was presented against Yanacocha and other subsidiaries of Newmont Mining Corporation at the same Court, demanding similar compensations to those of the first demand presented on September 2001. This new demand is in suspense until the appeal of the first one is defined. To this date, Yanacocha considers that it is not possible to predict the final result of these demands and believes that any effect related to them would not be significant to its financial statements.

12. Deferred income tax and workers' profit sharing, net

The deferred income tax and workers' profit sharing asset mainly includes an effect of S/256,662,000 from the deferred revenue from sale of future production and of S/16,669,000 from the officers' compensation offset allowance (S/217,696,000 and S/11,922,000 as of December 31, 2004 respectively).

The amounts of tax and workers' profit sharing expenses presented in the consolidated statements of income for the nine-month periods ended September 2004 and 2005 consist of:

	2004	2005
	S/(000)	S/(000)

Workers' profit sharing
Current	5,219	12,038
Deferred	6,069	(10,014)
	________	________

	11,288	2,024
	________	________

Income tax
Current	42,685	71,331
Deferred	20,936	(34,547)
	________	________

	63,621	36,784
	________	________

13. Transactions with affiliated companies

(a) As a result of the transactions presented in note 13(b) below, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2004	As of September 30, 2005
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	45,708	42,691
Others	370	413
	_________	_________

	46,078	43,104
	_________	_________

(b) The Company had the following transactions with its affiliated companies:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -

Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. During the three-month and nine-month periods ended September 30, 2005, the royalties earned amounted to S/34,622,000 and S/98,546,000, respectively (S/31,958,000 and S/92,256,000 for the three-month and nine-month periods ended September 30, 2004) and are presented as "royalties income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During the three-month and nine-month periods ended September 30, 2005 Yanacocha paid cash dividends to Condesa of S/43,645,000 and S/128,933,000 (S/73,037,000 and S/257,202,000 for the three-month and nine-month periods ended September 30, 2004).

Buenaventura Ingenieros S.A. ("Bisa") -

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2005. For the three-month and nine-month periods ended September 30, 2005 the revenues related to this service contract amounted to approximately S/933,000 and S/8,735,000 (S/2,391,000 and S/7,108,000 for the three-month and nine-month periods ended September 30, 2004), presented in the caption "net sales" of the consolidated statements of income.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kw transmission line between Trujillo and Cajamarca, a 60 kw transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During the three-month and nine-month periods ended September 30, 2005, the fees amounted to approximately S/3,194,000 and S/9,496,000 (S/3,182,000 and 10,098,000 for the three-month and nine-month periods ended September 30, 2004) and are presented in the caption "net sales" of the consolidated statements of income.

14. Derivative financial instruments

(a) Derivative contracts

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. In addition, during 2004, the subsidiary El Brocal maintained contracts of derivative instruments that qualified as cash flows hedges. As of September 2005, El Brocal no more maintains hedge contracts for metal price's fluctuations.

The table below presents a summary of the commodity derivative contracts outstanding as of September 30, 2005:

Metal	Quantity (ounces)		Price ranges	Period
	_____________________________
	Minimal	Maximum	(US$/Oz)

Gold	337,500 (i)	355,000	341 a 357.79	October 2005 - July 2011
Silver	275,000 (ii)	950,000	5.85 a 6.15	October 2005 - August 2006

(i) Guaranteed with an average price of US$341.00 per ounce only and when gold price is above US$285.00 per ounce.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce).

In connection with the derivative instruments contracts maintained as of September 2005 and 2004, Buenaventura and El Brocal recorded the following:
    During the three-month and nine-month periods ended September 30, 2005, Buenaventura recognized losses of S/39,814,000 and S/28,373,000 (loss of S/55,133,000 and a gain of S/35,323,000 for three-month and nine-month periods ended September 30, 2004) due to the changes in fair value occurred during those periods. In addition, recognized expenses of S/36,874,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented separately in the consolidated statements of income.
    During the nine-month period ended September 30, 2004, El Brocal credited S/2,584,000, net of minority interest, to the equity account "cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during that period.

In addition, the liability presented in the consolidated balance sheets for S/47,028,000 and S/125,832,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of September 30, 2005 (S/70,927,000 and S/267,852,000 as current and non-current portions, respectively, as of December 31, 2004).

(b) Normal sale contracts of gold, zinc and silver

During 2005 and 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. Likewise, during 2004, El Brocal made similar changes to their derivative contracts in order to qualify them as normal sale contracts. As of September 30, 2005, the settled values for these contracts amounting to S/107,779,000 and S/640,561,000, current and non-current liability, respectively are presented as "deferred income from sale of future production" in the consolidated balance sheets (S/74,937,000 and S/568,772,000 like current and non-current liability as of December 2004). Since this date, such amount will be credited to income as delivery of the committed ounces of gold occurs.

During the three-month and nine-month periods ended September 30, 2005 Buenaventura delivered 72,000 and 196,000 ounces of gold respectively (47,000 and 136,000 ounces of gold for the three-month and nine-month period ended September 30, 2004) as part of the sale contracts above mentioned. As a consequence, Buenaventura recognized revenues of S/23,602,000 and S/65,283,000, for the three-month and nine-month periods ended September 30, 2005 (S/16,353,000 and S/47,292,000 for the three-month and nine-month periods ended September 30, 2004) in the caption "realized revenue from sale of future production" of the consolidated statements of income.

As of September 30, 2005 Buenaventura is committed to sell 2,067,000 ounces of gold at prices ranging from US$332 and US$451 per ounce until December 2012.

15. Basic and diluted earnings per share

The computation of the basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2004 and 2005 is presented below:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	__________________________		__________________________
	2004	2005	2004	2005
	S/	S/	S/	S/

Income before cumulative effect of change in accounting basis	96,354,000	136,198,000	503,056,000	621,840,000
Cumulative effect of change in accounting basis, see note 7	-	-	-	(10,416,000)
	__________	__________	__________	__________
Net income	96,354,000	136,198,000	503,056,000	611,424,000
	__________	__________	__________	__________

Shares (denominator)	127,236,219	127,227,719	127,236,219	127,227,719
	__________	__________	__________	__________
Basic and diluted earning per shares before cumulative effect of change in accounting basis	0.76	1.07	3.95	4.89
Cumulative effect of change in accounting basis to register the stripping costs	-	-	-	(0.08)
	__________	__________	__________	__________

Basic and diluted earnings per share	0.76	1.07	3.95	4.81
	__________	__________	__________	__________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the three-month and nine-month periods ended September 30, 2004 and 2005 is presented below:

	2004	2005

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282
Less - Treasury shares	(10,581,063)	(10,596,118)
	___________	___________
	127,236,219	127,221,164
	___________	___________
Weighted average number of shares outstanding	127,236,219	127,227,719
	___________	___________

16. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three month and nine-month periods ended September 30, 2004 and 2005 are as follows:

(a) Volumes sold:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	__________________________		__________________________
	2004	2005	2004	2005

Gold	74,295/Oz	81,371/Oz	228,181/Oz	258,610/Oz
Silver	3,326,849/Oz	3,717,667/Oz	10,732,379/Oz	10,498,423/Oz
Lead	7,544/MT	7,283/MT	22,016/MT	21,182/MT
Zinc	13,679/MT	13,636/MT	39,539/MT	37,349/MT

(b) Average sale prices:

	For the three-month periods ended September 30,		For the nine-month periods ended September 30,
	__________________________		__________________________
	2004	2005	2004	2005
	US$	US$	US$	US$

Gold	364.71/Oz	353.97/Oz	365.27/Oz	363.70/Oz
Silver	6.43/Oz	7.07/Oz	6.32/Oz	7.05/Oz
Lead	921.68/MT	899.18/MT	875.87/MT	933.69/MT
Zinc	996.60/MT	1,199.70/MT	1,014.82/MT	1,232.47/MT

17. Explanation added for English language translation

The accompanying consolidated financial statements are presented based on accounting basis generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

 Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: November 15, 2005